UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38857

SANGRIX INC.

160 Robinson Road, 12 F,

SBF Center, Singapore 068914

T: 347-556-4747

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on August 6, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors relating to the issuance and sale of approximately 66,668 Class A ordinary shares (as adjusted to reflect subsequent reverse splits, the “Shares”), for an aggregate purchase price of $6,000,000. The investors elected to pay the purchase price in Dogecoin (“DOGE”). The Company received 30 million DOGE. The Shares were issued on August 11, 2025 in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder. No warrants were issued pursuant to the Securities Purchase Agreements.

Pursuant to the Securities Purchase Agreements, if an investor does not sell all of its Shares within twelve (12) months following August 11, 2025, such investor may elect to redeem a portion of the DOGE paid by it by providing written notice to the Company within fifteen (15) business days following such twelve-month anniversary, subject to the terms and conditions of the Securities Purchase Agreements. The redeemable amount of DOGE shall be calculated based on the ratio of unsold Shares to the total purchased Shares, using the formula: Redeemable DOGE = DOGE Amount × the unsold Shares / purchased Shares.

On August 20, 2026, all of the investors delivered written notices to the Company exercising this right to redeem an aggregate of 66,668 Class A Ordinary Shares, representing all of such investors’ respective unsold Class A Ordinary Shares, in exchange for the return to the Company of an aggregate of 30 million DOGE, representing 100% of the DOGE originally paid by such investors.

On September 22, 2026, the Shares were cancelled and returned to the Company’s authorized but unissued share capital. Following such cancellation, the Company has 1,881,935 Class A ordinary shares issued and outstanding.

The foregoing description of the redemption right and the securities purchase agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the securities purchase agreements, previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on August 12, 2025, which is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2026	SANGRIX INC.

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer, and Chairman of the Board

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